UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

JIUZI HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Results of the 2023 Extraordinary General Meeting

Jiuzi Holdings, Inc., a Cayman Islands company (the “Company”) held its 2023 extraordinary general meeting of shareholders (the “Meeting”) at 9:30 a.m. EST, on June 23, 2023, at No.168 Qianjiang Nongchang Gengwen Road, 15th Floor, Economic and Technological Development Zone, Xiaoshan District, Hangzhou City, Zhejiang Province, People’s Republic of China. Holders of a total of 17,224,632 ordinary shares, out of a total of 46,526,309 ordinary shares issued and outstanding and entitled to vote at the Meeting and therefore constituting a quorum of more than a third of the shares outstanding and entitled to vote at the annual general meeting of shareholders as of the record date of May 18, 2023. Each ordinary share is entitled to one vote. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1. Election of Directors

As an ordinary resolution, to approve a share consolidation, of the Company’s ordinary shares at a ratio of not less than one-for-ten and not more than one-for-twenty, with the exact ratio to be set at a whole number within this range to be determined by the Company’s board of directors in its discretion (the “Share Consolidation” and the proposal the “Share Consolidation Proposal”).

For	Against	Abstain	Total
16,457,100	751,674	15,858	17,224,632

2. Appointment of Auditor

As a special resolution, that the Second Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&AA”), be and hereby are, approved and adopted with immediate effect in substitution for the current Amended and Restated Memorandum and Articles of Association (the “Current M&AA”).

For	Against	Abstain	Total
16,459,515	730,721	34,396	17,224,632

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jiuzi Holdings, Inc.

Date: June 29, 2023	By:	/s/ Tao Li
Tao Li Chief Executive Officer

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